SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

(Name of Issuer)

SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

784996803

(CUSIP Number of Class of Securities)

Peter H. Mattoon

SCS Hedged Opportunities (TE) Fund, LLC

One Winthrop Square, 4th Floor

Boston, MA 02110

(617) 204-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Toby R. Serkin, Esq.

Bingham McCutchen LLP

One Federal Street

Boston, MA 02110

(617) 951-8760

June 17, 2014

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

(a) Transaction Valuation: $ 1,130,000 (b) Amount of Filing Fee: $145.54

(a)           Calculated as the aggregate maximum repurchase price for Interests.

(b)           Calculated at $128.80 per million of Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:  SCS Hedged Opportunities (TE) Fund, LLC

Date Filed:  June 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

As provided in the Confidential Private Placement Memorandum (the “Memorandum”) of SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”), the Fund is offering to repurchase limited liability company interests in the Fund (“Interests”) from members of the Fund (“Investors”) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund an Investor desires to tender).  The offer to repurchase Interests (the “Offer”) will remain open until 12:00 midnight, Eastern Time, on July 16, 2014, unless the Offer is extended.  The net asset value of the Interests will be calculated for this purpose on September 30, 2014 (the “Valuation Date”).  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  The net asset value of Interest on the Valuation Date will be used to determine the final amount paid for tendered Interests.

Investors may tender their entire Interest or a portion of their Interest defined as a specific dollar value.  If an Investor tenders all or a portion of its Interest and the Fund accepts that Interest for repurchase, the Fund will give the Investor a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Investor to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund’s Limited Liability Company Agreement dated September 24, 2010 (the “LLC Agreement”)) determined as of the Valuation Date.  The Note will be held for the Investor by U.S. Bancorp Fund Services, LLC (“U.S. Bank”).

If during any fiscal year an Investor elects to tender Interests in an amount that (when aggregated with other amounts repurchased during the same fiscal year) would reduce the net asset value of the Interests held by such Investor by 90% or more of the Investor’s Interest (measured against the highest net asset value of such Investor’s Interest during such fiscal year (the “Highest Annual Balance”)), the Note will provide for an initial payment to the Investor equal to 90% of the estimated unaudited Highest Annual Balance (“Initial Payment”).  The Initial Payment generally will be made within 60 calendar days after the Valuation Date in the same manner described below for a repurchase of a portion of an Investor Interest.  The Note will also entitle the tendering Investor to be paid a contingent amount equal to the remaining balance of the amount due to the Investor (i.e., the remaining 10%), subject to any reductions or other adjustments resulting from the audit of the Fund for the fiscal year during which such Valuation Date occurs (the “Contingent Payment”).  The Contingent Payment will be payable generally no later than thirty (30) days after the end of the fiscal year audit.

An Investor that tenders for repurchase only a portion of such Investor’s Interest (i.e., less than 90% of the Investor’s Highest Annual Balance when aggregated with other amounts repurchased during the same fiscal year) will receive a Note that will entitle the Investor to a payment in cash and/or marketable securities equal to 100% of the net asset value of the portion of the Interest tendered by the Investor that is accepted for repurchase by the Fund.   Payment pursuant to the Note generally will be made within 60 calendar days after the Valuation Date; provided, however; that the Note will contain repayment provisions that permit the Fund to extend the period in which it makes the payment to take into consideration any unexpected delays that the Fund (through its investment in SCS Hedged Opportunities Master Fund, LLC (the “Master Fund”)) may experience in liquidating its interests in the underlying investments to fund the tender offer.

Any tender of an Investor’s Interest for which the Valuation Date occurs during the one (1) year period (i.e., no less than 365 calendar days) following the effective date of such Investor’s capital contribution with respect to such Interest (calculated on a first in, first out basis) shall be subject to a fee equal to 2% of the amount tendered by the Investor for repurchase by the Fund, payable to the Fund (the “Early Repurchase Fee”).

An Investor that tenders for repurchase only a portion of such Investor’s Interest will be required to maintain a capital account balance equal to $25,000 or more.

If an Investor tenders only a portion of such Investor’s Interest, the Fund reserves the right to repurchase less than the amount so tendered if the repurchase would cause the Investor’s capital account in the Fund to have a value less than the required minimum balance.  The Fund also reserves the right to repurchase less than the amount tendered by an Investor if the total amount tendered by Investors is more than $1,130,000.  If the Fund accepts the tender of the Investor’s entire Interest or a portion of such Investor’s Interest for repurchase, the Fund will make payment for Interests it repurchases from one or more of the following sources: cash on hand; withdrawals of capital from the Master Fund; and/or proceeds from the sale of securities and portfolio assets held by the Fund.

Following this summary is a formal notice of the Fund’s offer to repurchase the Interests.  The Offer remains open to Investors until 12:00 midnight, Eastern Time, on July 16, 2014, the expected expiration date of the Offer.  Until that time, Investors have the right to change their minds and withdraw the tenders of their Interests.  Investors will also have the right to withdraw tenders of their Interests at any time after 40 business days from the commencement of the Offer, assuming their Interest has not been accepted for repurchase by the Fund on or before that date.

If an Investor would like the Fund to repurchase its Interest or a portion of its Interest, it should complete, sign and mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to U.S. Bank.  Of course, the value of Interests will change between April 30, 2014 (the last date prior to the date of the Offer for which the Fund has completed the calculation of its net assets) and the Valuation Date, the date as of which the value of Interests will be determined for purposes of calculating the repurchase price for Interests.  Investors may obtain the estimated net asset value of their Interests, which the Fund calculates monthly based on the information the Fund receives from the managers of the investment funds in which it invests, by contacting the Fund’s investment adviser, SCS Capital Management, LLC (the “Adviser”), by telephone at is (617) 204-6400 or by mail at One Winthrop Square, 4th Floor, Boston, MA 02110, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that, just as each Investor has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on July 16, 2014. Also realize that although the Offer expires on July 16, 2014, an Investor that tenders all or a portion of its Interest will remain an Investor with respect to the Interest tendered and accepted for repurchase by the Fund through the Valuation Date, when the net asset value of the Investor’s Interest tendered to the Fund for repurchase is calculated.

ITEM 2.                  ISSUER INFORMATION.

(a)           The name of the issuer is SCS Hedged Opportunities (TE) Fund, LLC.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at One Winthrop Square, 4th Floor, Boston, MA 02110 and the telephone number is (617) 204-6400.

(b)           The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund.  (As used herein, the term “Interest” or “Interests,” as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by Investors pursuant to the Offer.)  As of the close of business on May 31, 2014, there was approximately $11.6 million outstanding in capital of the Fund, represented by Interests.  Subject to the conditions set forth in the Offer, the Fund will repurchase up to $1,130,000of Interests that are tendered and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

(c)           Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.                  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The name of the filing person is SCS Hedged Opportunities (TE) Fund, LLC.  The Fund’s principal executive office is located at One Winthrop Square, 4th Floor, Boston, MA 02110 and the telephone number is (617) 204-6400.  The investment adviser of the Fund is SCS Capital Management, LLC.  The principal executive office of SCS Capital Management, LLC is located at One Winthrop Square, 4th Floor, Boston, MA 02110 and the telephone number is (617) 204-6400.  The Fund’s directors (“Director(s)” or “Board of Directors” as the context requires) are Peter A. Lombard, Peter H. Mattoon, Joseph E. McCuine, James F. Orr III and Edmond D. Villani.  The Directors’ address is c/o SCS Hedged Opportunities (TE) Fund, LLC, One Winthrop Square, 4th Floor, Boston, MA 02110.

ITEM 4.                  TERMS OF THIS TENDER OFFER.

(a)           (1)           (i)           Subject to the conditions set forth in the Offer, the Fund will repurchase up to $1,130,000of Interests that are tendered by Investors and not withdrawn as described in ITEM 1.  The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on July 16, 2014 (such time and date, the “Initial Expiration Date”), subject to any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the “Expiration Date.”

  (ii)          The repurchase price of Interests tendered to the Fund for repurchase will be their net asset value, determined as of the Valuation Date.

Investors may tender their entire Interest or a portion of their Interest defined as a specific dollar value.  Each Investor that tenders its entire Interest or a portion thereof that is accepted for repurchase will be issued a Note within approximately ten calendar days after the Valuation Date.  The Note will be held for the Investors by U.S. Bank.  The Note will entitle the Investor to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being repurchased (subject  in the case of a repurchase of an Investor’s entire interest, to adjustment upon completion of the next annual audit of the Fund’s financial statements).  This amount will be the value of the Investor’s capital account (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.

If during any fiscal year an Investor elects to tender Interests in an amount (when aggregated with other amounts repurchased during the same fiscal year) that would reduce the net asset value of the Interests held by such Investor by 90% or more of the Investor’s Interest (measured against Highest Annual Balance), the Note will provide for the Initial Payment (equal to 90% of the estimated unaudited Highest Annual Balance).  The Initial Payment generally will be made within 60 calendar days after the Valuation Date in the same manner described below for a repurchase of a portion of an Investor Interest.  The Note will also entitle the tendering Investor to be paid the Contingent Payment (equal to the remaining balance of the amount due to the Investor (i.e., the remaining 10%), subject to any reductions or other adjustments resulting from the audit of the Fund for the fiscal year during which such Valuation Date occurs).  The Contingent Payment will be payable generally no later than thirty (30) days after the end of such fiscal year audit.

An Investor that tenders for repurchase only a portion of such Investor’s Interest (i.e., less than 90% of the Investor’s Highest Annual Balance when aggregated with other amounts repurchased during the same fiscal year) will receive a Note that will entitle the Investor to a payment in cash and/or marketable securities equal to 100% of the net asset value of the portion of the Interest tendered by the Investor that is accepted for repurchase by the Fund.  Payment pursuant to the Note generally will be made within 60 calendar days after the Valuation Date, subject to the Fund’s right to extend such period of time as described elsewhere in this Offer and in the Memorandum.

Any tender of an Investor’s Interest for which the Valuation Date occurs during the one (1) year period (i.e., no less than 365 calendar days) following the effective date of such Investor’s capital contribution with respect to such Interest (calculated on a first in, first out basis) shall be subject to the Early Repurchase Fee.

Although the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.  In such event, the Fund would make such payment on a pro rata basis so that each Investor would receive the same type of consideration.

An Investor that tenders only a portion of such Investor’s Interest for will be required to maintain a capital account balance equal to $25,000 or more.

A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Investors from the Fund that will be sent in connection with the Fund’s acceptance of tenders of Interest for repurchase are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)           The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, on July 16, 2014.

(iv)           Not applicable.

(v)           The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of such extension.  If the Fund elects to extend the tender period, for the purpose of determining the repurchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last Business Day of the month immediately following the month in which the offer expires or such other date as determined by the Fund (which shall also be referred to herein as the “Valuation Date”).  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to:  (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to repurchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests for repurchase.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

(vi)           A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, on July 16, 2014 and, if the Fund has not accepted such Interest for repurchase, at any time after 40 business days from the commencement of the Offer.

(vii)           Investors wishing to tender an Interest pursuant to the Offer should mail a completed and executed Letter of Transmittal to U.S. Bank, to the attention of Investor Services, MK-WI-J1S, 777 E. Wisconsin Avenue, Milwaukee, WI 53202.  The completed and executed Letter of Transmittal must be received by U.S. Bank by mail no later than the Expiration Date.  The Fund recommends that all documents be submitted to U.S. Bank by certified mail, return receipt requested.

Any Investor tendering an Interest pursuant to the Offer may withdraw its tender as described above in ITEM 4(vi).  To be effective, any notice of withdrawal must be timely received by U.S. Bank at the address set forth on the page used to give notice of withdrawal.  A form to use to give notice of withdrawal of a tender is attached hereto as Exhibit D or is available by calling the Adviser at the telephone number indicated on page 2 of the Offer.  A tender of an Interest properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)         For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered when it gives written notice to the tendering Investor of its election to repurchase such Investor’s Interest.

(ix)           If more than $1,130,000 of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); or (b) extend the offer, if necessary, and increase the amount of Interests that the Fund is offering to repurchase.  The Fund is not required, however, to take either of these actions.  In the event the amount of Interests duly tendered exceeds the amount of Interests the Fund has offered to repurchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Fund may be willing to repurchase as permitted by Rule 13e-4(f)(3) under the 1934 Act), the Fund will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests as of the Valuation Date.  The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

(x)            The repurchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Interests.  Investors that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that these risks are mitigated by the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Investors that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Interests are made by new and existing Investors subsequent to the date of this Offer and thereafter from time to time.

(xi)           Not applicable.

(xii)          The following discussion is a general summary of the anticipated U.S. federal income tax consequences of the repurchase of Interests by the Fund from Investors pursuant to the Offer.  This discussion assumes that Investors hold their Interests as capital assets, as defined for U.S. federal income tax purposes, and that the Interests are not subject to mark-to-market treatment.  The appropriate tax treatment of a repurchase of Interests pursuant to the Offer is not entirely clear.  Investors should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor that has all of its Interest repurchased by the Fund pursuant to the Offer solely for cash, including the Initial Payment and any Contingent Payment under the Note if paid in cash (and disregarding the Note itself), should recognize capital gain or loss on the repurchase, subject to certain rules described below, equal to the difference between the cash proceeds received by such Investor and the Investor’s adjusted tax basis in its Interest.  Gain, if any, should be recognized by such an Investor only as and after the cash proceeds received by the Investor exceed the Investor’s adjusted tax basis. A loss, if any, should be recognized by such an Investor only after the Investor receives all payments under the Note.

If less than all of an Investor’s Interest is repurchased by the Fund pursuant to the Offer solely for cash, the Investor should recognize gain only if and when the cash proceeds received by the Investor (including the Initial Payment and any Contingent Payment under the Note if paid in cash) exceed the Investor’s adjusted tax basis.  Such an Investor generally should not recognize a loss on such a repurchase.

Capital gain or loss recognized on a repurchase pursuant to the Offer should be long-term or short-term depending upon the Investor’s holding period in its Interest at the time the gain or loss is recognized.  An Investor will generally recognize long-term gain or loss if its holding period in its Interest is longer than one year and short-term gain or loss if its holding period is one year or less.  For noncorporate taxpayers, long-term capital gains are subject to tax at rates of up to 20%.  An Investor may have a divided holding period for its Interest if the Investor made contributions to the Fund at different times.  An Investor may recognize ordinary income or loss on a repurchase pursuant to the Offer to the extent the Investor’s allocable share of the Fund’s “unrealized receivables” and “inventory items” differs from the Investor’s share of the Fund’s basis in those “unrealized receivables” and “inventory items,” as determined under applicable Treasury Regulations.

If an Investor recognizes a loss in an amount greater than $250,000 upon a repurchase, the Fund will be required to reduce the tax basis of the Fund’s property by the amount of the loss recognized by the Investor.  If an Investor recognizes a significant loss upon a repurchase, the repurchase could constitute a “reportable transaction” for the Investor.

The Advisor may specially allocate items of capital gain or loss to an Investor tendering all or a portion of its Interest for repurchase.  Such an allocation may cause the Investor to recognize additional capital gains, including short-term capital gains, in the Investor’s taxable year in the Fund in which the repurchase occurs.  Such an allocation may also reduce the amount of gain, including long-term capital gain, or increase the amount of loss, including long-term capital loss, that, absent the special allocation, would otherwise be recognized on the repurchase or upon a subsequent liquidation, repurchase, sale or exchange of the Interest.

Instead of applying the tax treatment described above, it is possible that the Internal Revenue Service might treat the Notes as property (other than cash) distributed to Investors.  If a Note were treated as property distributed to an Investor, U.S. federal income tax consequences different from those described above could result.  Those consequences might include recharacterization of a portion of amounts received under the Note for U.S. federal income tax purposes as imputed interest paid by the Fund to an Investor on the Note.

             A distribution of marketable securities by the Fund pursuant to a repurchase, whether in complete or partial liquidation of an Investor’s Interest, generally will not result in the recognition of taxable income or loss to the Investor (except to the extent such distribution is treated as made in exchange for such Investor’s share of the Fund’s “unrealized receivables” and “inventory items”), provided that the Fund is an “investment partnership” and the recipient is an “eligible partner,” both as defined in Section 731(c) of the Internal Revenue Code.  The Note should not constitute a marketable security for these purposes.  While there can be no assurance, the Fund anticipates that it will qualify as an “investment partnership.”  Thus, if the Fund distributes marketable securities pursuant to a repurchase to an Investor qualifying as an “eligible partner,” which term should include an Investor whose contributions to the Fund consisted solely of cash, the non-recognition rule described herein should apply.  If the Fund qualifies as an investment partnership and the Investor as an eligible partner and the Investor receives marketable securities pursuant to a repurchase of less than all of the Investor’s Interest, such Investor generally will have a tax basis in such securities that is the same as the Fund’s adjusted tax basis in such securities, provided that such basis cannot exceed the Investor’s adjusted tax basis in its Interest reduced by any cash received by the Investor pursuant to the repurchase.  If the Fund and the Investor so qualify and the Investor receives marketable securities pursuant to a repurchase of the Investor’s entire Interest, the Investor will have a tax basis in such securities that is equal to the Investor’s adjusted tax basis in its Interest reduced by any cash distributed to the Investor in the repurchase.  The holding period of marketable securities received pursuant to a repurchase will include the holding period of the Fund in such securities. If the Fund distributes marketable securities and the Fund is not an “investment partnership” or the Investor receiving the distribution is not an “eligible partner,” the Investor will generally be treated as receiving a distribution of cash in an amount equal to the fair market value of the marketable securities on the date of the distribution, and any such deemed cash distribution would be subject to the rules set out above.

(a)           (2)           Not applicable.

(b)           Not applicable.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.

The Fund’s LLC Agreement, which was provided to each Investor in advance of subscribing for Interests, provides that the Fund’s Board of Directors has the discretion to determine whether the Fund will repurchase Interests from Investors from time to time pursuant to written tender offers.  The Adviser generally expects that it will recommend to the Board of Directors that the Fund offer to repurchase Interests from Investors up to four times each year, effective as of the last day of each calendar quarter.  The Fund has previously offered to repurchase Interests pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Interests tendered in those offers, and the aggregate amounts of tendered Interests accepted by the Fund for purchase:

Effective Date of Offer	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted for Repurchase
March 31, 2011	$400,000	None	Not Applicable
June 30, 2011	$570,000	None	Not Applicable
September 30, 2011	$700,000	None	Not Applicable
December 31, 2011	$1,400,000	$95,000	$95,000
March 30, 2012	$2,091,000	None	Not Applicable
June 29, 2012	$2,229,000	$988,068	$988,068
September 28, 2012	$2,493,000	$214,117	$214,117
December 31, 2012	$2,483,000	$776,817	$776,817
March 29, 2013	$6,119,000	$3,320,327	$3,320,327
June 28, 2013	$5,396,000	$5,222,354	$5,222,354
September 30, 2013	$2,619,000	$240,999	$240,999
December 31, 2013	$2,634,000	$884,518	$884,518
March 31, 2014	$2,615,000	$10,201,000	$6,596,000^
June 30, 2014	$1,704,000	$4,044,000*	$4,044,000*^
*This amount is an estimate. The net asset value as of June 30, 2014 of the Interests (or portion thereof) tendered pursuant to the offer is not yet available.

^ The Fund, with the approval of its Board of Directors, approved additional Interest for repurchase.

The Fund is not aware of any contract, arrangement, understanding or relationship (whether or not legally enforceable) relating, directly or indirectly, to this Offer between:  (i) the Fund and the Adviser or any Director of the Fund or any person controlling the Fund or controlling the Adviser or any Director of the Fund; and (ii) any person, with respect to Interests.  However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Investor that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)           The purpose of the Offer is to provide liquidity to Investors that hold Interests as contemplated by and in accordance with the procedures set forth in the LLC Agreement.

(b)           Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will continue to accept subscriptions for Interests as of the first day of each calendar month, but is under no obligation to do so.

(c)           The Fund, the Adviser and the Board of Directors do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each calendar month and from time to time in the discretion of the Fund) or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Directors, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors, to fill any existing vacancy on the Board of Directors or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A §229.1006(c) are not applicable to the Fund.

ITEM 7.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the repurchase price for Interests acquired pursuant to the Offer, which will not exceed $1,130,000 (unless the Fund elects to repurchase a greater amount), will be derived from one or more of the following sources:  (i) cash on hand; (ii) the proceeds from the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b) below.  The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)           Neither the Fund nor the Adviser nor the Board of Directors have determined at this time to borrow funds to repurchase Interests tendered in connection with the Offer.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the repurchase price for Interests, subject to compliance with applicable law.  If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Investors, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

(d)           Not applicable.

ITEM 8.                  INTEREST IN SECURITIES OF THE ISSUER.

(a)           Not applicable.

(b)           There have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Adviser, any Director or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.                FINANCIAL STATEMENTS.

(a)          (1)           Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the period ended September 30, 2013 previously filed on EDGAR on Form N-CSR on December 5, 2013; and

Audited financial statements for the period ended March 31, 2013 previously filed on EDGAR on Form N-CSR on June 7, 2013.

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)           Not applicable.

(4)           The Fund does not have shares, and consequently does not have book value per share information.

(b)           The Fund’s assets will be reduced by the amount of the tendered Interests that are repurchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.                ADDITIONAL INFORMATION.

(a)           (1)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           None.

ITEM 12.                EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

A.           Cover Letter to the Offer and Letter of Transmittal.

B.           The Offer.

C.           Form of Letter of Transmittal.

D.           Form of Notice of Withdrawal of Tender.

E.           Forms of Letters from the Fund to Investors in connection with the Fund’s acceptance of tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

By:	/s/ Peter H. Mattoon
Name: Peter H. Mattoon

Title: Chief Executive Officer and President

June 17, 2014

EXHIBIT INDEX

EXHIBIT

A          Cover Letter to the Offer and Letter of Transmittal.

B           The Offer.

C           Form of Letter of Transmittal.

D           Form of Notice of Withdrawal of Tender.

E            Forms of Letters from the Fund to Investors in connection with the Fund’s acceptance of tenders of Interests.

EXHIBIT A

Cover Letter to the Offer and Letter of Transmittal

SCS Hedged Opportunities (TE) Fund, LLC
c/o SCS Capital Management, LLC
One Winthrop Square, 4th Floor
Boston, MA 02110

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND’S OFFER.

June 17, 2014

Dear Investor:

We are writing to inform you of important dates relating to an offer by SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”) to repurchase limited liability company interests in the Fund (“Interest” or “Interests” as the context requires) from investors (the “Offer”).

The Offer period will begin at 12:01 a.m., Eastern Time, on June 17, 2014.  The purpose of the Offer is to provide liquidity to members of the Fund holding Interests.  Interests may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.  IF YOU DO NOT WISH TO SELL YOUR INTERESTS, SIMPLY DISREGARD THIS NOTICE.

Should you wish to tender your Interest or a portion of your Interest for repurchase by the Fund during this Offer period, please complete and return the enclosed Letter of Transmittal by mail to:

U.S. Bancorp Fund Services, LLC (“U.S. Bank”)
Attention: Investor Services
MK-WI-J1S, 777 E. Wisconsin Avenue
Milwaukee, WI  53202

All tenders of Interests must be received by U.S. Bank in good order by July 16, 2014.

If you have any questions, please refer to the attached Offer document, which contains additional important information about the tender offer, or call the Fund's adviser, SCS Capital Management, LLC, at (617) 204-6400 and speak with the Investor Relations department.

Sincerely,

 SCS Hedged Opportunities (TE) Fund, LLC

A-1

EXHIBIT B

The Offer

SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

One Winthrop Square, 4th Floor

Boston, MA 02110

OFFER TO REPURCHASE UP TO $1,130,000 OF OUTSTANDING

INTERESTS AT NET ASSET VALUE

DATED JUNE 17, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, EASTERN TIME, ON JULY 16, 2014,

UNLESS THE OFFER IS EXTENDED

Dear Investor:

SCS Hedged Opportunities (TE) Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase and the related Letter of Transmittal (which together constitute the “Offer”) up to $1,130,000 of interests in the Fund or portions thereof pursuant to tenders by members of the Fund (“Investors”) at a price equal to their net asset value, determined as of September 30, 2014 (the “Valuation Date”), if the Offer expires on July 16, 2014.  If the Fund elects to extend the tender offer period, for the purpose of determining the repurchase price for tendered interests, the net asset value of such interests will be determined at the close of business on the last Business Day of the month immediately following the month in which the offer expires or such other date as determined by the Fund (which shall also be referred to herein as the “Valuation Date”).  (As used in this Offer, the term “Interest” or “Interests,” as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.)  This Offer, which is being made to all Investors, is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Agreement dated September 24, 2010, as amended from time to time (the “LLC Agreement”).

Investors should realize that the value of the Interests tendered in this Offer will likely change between April 30, 2014 (the last date prior to the date of the Offer for which the Fund has completed the calculation of its net asset value) and the Valuation Date, when the value of Interests tendered to the Fund for repurchase will be determined for purposes of calculating the repurchase price of such Interests.  Investors tendering their Interests should also note that they will remain Investors with respect to the Interests, or portion thereof, tendered and accepted for repurchase by the Fund through the Valuation Date.  Any tendering Investors that wish to obtain the estimated net asset value of their Interests should contact the Fund’s investment adviser, SCS Capital Management, LLC, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Investors desiring to tender all or any portion of their Interests for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail it to the Fund’s administrator in the manner set forth in Section 4 below.

IMPORTANT

None of the Fund, its investment adviser, or its Board of Directors makes any recommendation to any Investor as to whether to tender or refrain from tendering Interests.  Investors must make their own decisions whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.

Because each Investor’s investment decision is a personal one, based on his or her own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Interests pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has neither been approved nor disapproved by the Securities and Exchange Commission (the “SEC”).  Neither the SEC nor any state securities commission has passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s adviser, SCS Capital Management, LLC:

SCS Capital Management, LLC
One Winthrop Square, 4th Floor
Boston, MA  02110
(617) 204-6400
IR@scsfinancial.com

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5
2.	Offer to Repurchase and Price	6
3.	Amount of Tender	6
4.	Procedure for Tenders	7
5.	Withdrawal Rights	7
6.	Repurchases and Payment	7
7.	Certain Conditions of the Offer	9
8.	Certain Information About the Fund	9
9.	Certain Federal Income Tax Consequences	10
10.	Miscellaneous	10

SUMMARY TERM SHEET

•
As stated in the offering documents of SCS Hedged Opportunities (TE) Fund, LLC (hereinafter “we” or the “Fund”), we will repurchase your limited liability company interests in the Fund (“Interest” or “Interests” as the context requires) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender).  This offer (the “Offer”) will remain open until 12:00 midnight, Eastern Time, on July 16, 2014 (such time and date being hereinafter called the “Initial Expiration Date”), or such later date as corresponds to any extension of the Offer.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the “Expiration Date.”  The net asset value will be calculated for this purpose on the Valuation Date.   The conditions under which we may extend the Offer are discussed in Section 7 below.

•
The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of Interests as of the Valuation Date.  The net asset value of Interests on the Valuation Date will be used to determine the final amount paid for tendered Interests.

•
You may tender your entire Interest or a portion of your Interest defined as a specific dollar value.  If you tender all or a portion of your Interest and we accept that Interest for repurchase, we will give you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Interest we agree tp repurchase (valued in accordance with the Fund’s Limited Liability Company Agreement dated September 24, 2010, as amended from time to time (the “LLC Agreement”)), determined as of the Valuation Date.

•
If in any fiscal year you tender an amount that would reduce the net asset value of your Interests by 90% or more of your Interest (measured against the highest net asset value of your Interest during such fiscal year (the “Highest Annual Balance”)), the Note will be held for you by U.S. Bancorp Fund Services, LLC (“U.S. Bank”) and will entitle you to an initial payment equal to 90% of the estimated unaudited Highest Annual Balance (the “Initial Payment”), which will be wired to your account as indicated to the Fund generally within 60 calendar days after the Valuation Date in the same manner described below for a repurchase of a portion of an Investor’s Interest.  The Note will also entitle you to a contingent payment (the “Contingent Payment”) equal to the remaining balance of the amount due to you (i.e., the remaining 10%), subject to any reductions or other adjustments resulting from the audit of the Fund for the fiscal year during which such Valuation Date occurs (the “Contingent Payment”).  The Contingent Payment will be payable generally no later than thirty (30) calendar days after the conclusion of the fiscal year-end audit.  The Contingent Payment will also be wired to your account as indicated to the Fund.

•
If you tender only a portion of your Interest (i.e., less than 90% of the your Highest Annual Balance when aggregated with other amounts tendered during the same fiscal year), the Note will entitle you to a payment in cash and/or marketable securities equal to 100% of the unaudited net asset value of the portion of the Interest and generally will be wired to your account as indicated to the Fund within 60 calendar days after the Valuation Date; provided, however; that the Note will contain repayment provisions that permit the Fund to extend the period in which it makes the payment to take into consideration any unexpected delays that the Fund (through its investment in SCS Hedged Opportunities Master Fund, LLC (the “Master Fund”)) may experience in liquidating its interests in the underlying investments to fund the tender offer.

•
If you tender your Interest during the one (1) year period (i.e., no less than 365 calendar days) following the effective date of your capital contribution with respect to such Interest (calculated on a first in, first out basis), your tender shall be subject to a fee equal to 2% of the amount tendered for repurchase by the Fund, payable to the Fund (the “Early Repurchase Fee”).

•
If you tender only a portion of your Interest, you are required to maintain a capital account balance of $25,000 or more and we reserve the right to repurchase less than the amount you tender if the repurchase would cause your capital account to have less than the required minimum balance. We also reserve the right to repurchase less than the amount you tender if the total amount tendered by members of the Fund (“Investors”) is more than $1,130,000.

•
If we accept the tender of your entire Interest or a portion of your Interest, we will pay the proceeds from any of the following: cash on hand; withdrawals of capital from the Master Fund; and/or the proceeds from the sale of securities and portfolio assets held by the Fund.

•
Following this summary is a formal notice of our offer to repurchase your Interest.  This Offer remains open to you until 12:00 midnight, Eastern Time, on July 16, 2014, the expected expiration date of the Offer.  Until that time, you have the right to change your mind and withdraw any tender of your Interest.  You will also have the right to withdraw the tender of your Interest at any time after 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for repurchase by the Fund on or before that date.

•
If you would like us to repurchase your Interest or a portion of your Interest, you should mail the Letter of Transmittal (enclosed with the Offer), to our administrator, U.S. Bank, MK-WI-J1S, 777 E. Wisconsin Avenue, Milwaukee, WI  53202.  Of course, the value of your Interests will change between April 30, 2014 (the last date prior to the date of the Offer for which the Fund has completed the calculation of its net asset value) and the Valuation Date, when the value of your Interest will be determined for purposes of calculating the repurchase price to be paid by us for your Interest.

•
If you would like to obtain the estimated net asset value of your Interest, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Fund’s investment adviser, SCS Capital Management, LLC (the “Adviser”), at (617) 204-6400 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•
Please note that, just as you have the right to withdraw the tender of your Interest, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on July 16, 2014.  The conditions under which we may cancel, amend, postpone or extend the Offer are discussed in Section 7 below. Also realize that although the Offer expires on July 16, 2014, you will remain an Investor with respect to the Interest, or portion thereof, you tendered that is accepted for repurchase by the Fund through the Valuation Date, when the net asset value of your Interest is calculated.

1.           Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to Investors that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund’s LLC Agreement.  The LLC Agreement, which was provided to each Investor in advance of subscribing for Interests, provides that the board of directors of the Fund (each a “Director,” and collectively, the “Board of Directors”) has the discretion to determine whether the Fund will repurchase Interests from Investors from time to time pursuant to written tender offers.  The Adviser generally expects that it will recommend to the Board of Directors that the Fund offer to repurchase Interests from Investors up to four times each year, effective as of the last day of each calendar quarter.  The Fund has previously offered to repurchase at least 15% of Interests from Investors effective each fiscal quarter-end since March 31, 2011pursuant to written tender offers.  Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Board of Directors has determined, after consideration of various matters that the Offer is in the best interests of Investors in order to provide liquidity for Interests as contemplated in the LLC Agreement.  Such matters include, but are not limited to, the following:  whether any Investors have requested the Fund to repurchase their Interests or portions thereof; the liquidity of the Fund’s assets; the investment plans and working capital requirements of the Fund; the relative economies of scale with respect to the size of the Fund; the history of the Fund in repurchasing Interests; the economic condition of the securities markets; and the anticipated tax consequences of any proposed repurchases of Interests or portions thereof.

The Board of Directors intends to consider the continued desirability of the Fund making an offer to repurchase Interests from time to time in the future, but the Fund is not required to make any such offer.

The repurchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Interests.  Investors that retain their Interests may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Investors that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced to the extent that additional subscriptions for Interests are made by new and existing Investors subsequent to the date of this Offer and thereafter from time to time.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.  The Fund currently expects that it will continue to accept subscriptions for Interests as of the first day of each calendar month, but is under no obligation to do so.

2.           Offer to Repurchase and Price.  The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to $1,130,000 of those outstanding Interests that are properly tendered by Investors and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The repurchase price of an Interest tendered will be its net asset value on the Valuation Date.  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on May 31, 2014, there was approximately $11.6 million outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of the Fund on that date).  Investors may obtain monthly estimated net asset value information, which the Fund calculates based on the information it receives from the managers of the investment funds in which the Fund invests, until the expiration of the Offer, by contacting the Fund’s investment adviser at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. Eastern Time.

3.           Amount of Tender.  Subject to the limitations set forth below, Investors may tender their entire Interest or a portion of their Interest defined as a specific dollar value, as described below.  An Investor that tenders for repurchase only a portion of such Investor’s Interest shall be required to maintain a capital account balance of $25,000 or more.  If an Investor tenders an amount that would cause the Investor’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from such Investor so that the required minimum balance is maintained.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $1,130,000 (or such greater amount as the Fund may elect to repurchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $1,130,000 of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “1934 Act”); or (b) extend the offer, if necessary, and increase the amount of Interests that the Fund is offering to repurchase.  The Fund is not required, however, to take either of these actions.  In the event the amount of Interests duly tendered exceeds the amount of Interests the Fund has offered to repurchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Fund may be willing to repurchase as permitted by Rule 13e-4(f)(3) under the 1934 Act), the Fund will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests on the Valuation Date.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.           Procedure for Tenders.  Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to U.S. Bank at MK-WI-J1S, 777 E. Wisconsin Avenue, Milwaukee, WI 53202, attention Investor Services.  The completed and executed Letter of Transmittal must be received by the Adviser by mail no later than the Expiration Date.

The Fund recommends that all documents be submitted via certified mail, return receipt requested.  Investors wishing to confirm receipt of a Letter of Transmittal may contact the Adviser at the address or telephone number set forth on page 2 of the Letter of Transmittal.  The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the Adviser,, or the Board of Directors shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.           Withdrawal Rights.  Any Investor tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if such Investor’s Interest has not yet been accepted for repurchase by the Fund, at any time after 40 business days from the commencement of the Offer.  To be effective, any notice of withdrawal of a tender must be timely received by U.S. Bank at the address set forth on the form of give notice of withdrawal. The form to give notice of withdrawal of a tender is attached hereto as Exhibit D, or is available by calling the Adviser at the telephone number indicated on page 2 of this Offer.  All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.           Repurchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered as, if and when, it gives written notice to the tendering Investor of its election to repurchase such Interest.  As stated in Section 2 above, the repurchase price of an Interest tendered by any Investor will be the net asset value thereof determined as of the Valuation Date.  The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

Investors may tender their entire Interest or, subject to the requirement that an Investor maintain an account balance of at least $25,000, a portion of their Interest defined as a specific dollar value.  Each Investor that tenders its entire Interest or a portion thereof that is accepted for repurchase will be issued a Note within approximately ten calendar days after the Valuation Date.  The Note will be held for the Investor by U.S. Bank.  The Note will entitle the Investor to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being repurchased (subject, in the case of the repurchase of an entire Interest, to adjustment upon completion of the next annual audit of the Fund’s financial statements).  This amount will be the value of the Investor’s capital account (or the portion thereof being repurchased) determined as of the Valuation Date and will be based on the net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.

If during any fiscal year an Investor elects to tender Interests in an amount that would reduce the net asset value of the Interests held by such Investor by 90% or more of the Investor’s Interest (measured against the highest net asset value of such Investor’s Interest during such fiscal year (the “Highest Annual Balance”)), the Note will provide for an initial payment to the Investor equal to 90% of the estimated unaudited Highest Annual Balance (“Initial Payment”), which generally will be payable within 60 calendar days after the Valuation Date in the same manner described below for repurchase of a portion of an Investor’s Interest.  The Note will also entitle the tendering Investor to be paid a contingent amount equal to the remaining balance of the amount due to the Investor (i.e., the remaining 10%), subject to any reductions or other adjustments resulting from the audit of the Fund for the fiscal year during which such Valuation Date occurs (the “Contingent Payment”).  The Contingent Payment will be payable generally no later than thirty (30) calendar days after the conclusion of the fiscal year-end audit.

 An Investor that tenders for repurchase only a portion of such Investor’s Interest (i.e., less than 90% of the Investor’s Highest Annual Balance when aggregated with other amounts tendered during the same fiscal year) will receive a Note that will entitle the Investor to a payment in cash and/or marketable securities equal to 100% of the net asset value of the portion of the Interest tendered by the Investor that is accepted for repurchase by the Fund.  Payment pursuant to the Note generally will be made within 60 calendar days after the Valuation Date; provided, however; that the Note will contain repayment provisions that permit the Fund to extend the period in which it makes the payment to take into consideration any unexpected delays that the Fund (through its investment in the Master Fund) may experience in liquidating its interests in the underlying investments to fund the Offer.

Any tender of an Investor’s Interest for which the Valuation Date occurs during the one (1) year period (i.e., no less than 365 calendar days) following the effective date of such Investor’s capital contribution with respect to such Interest (calculated on a first in, first out basis) shall be subject to a fee equal to 2% of the amount tendered by the Investor for repurchase by the Fund, payable to the Fund (the “Early Repurchase Fee”).

Although the Fund has retained the option to pay all or a portion of the repurchase price for Interests by distributing marketable securities, the repurchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.  In such event, the Fund would make such payment on a pro rata basis so that each Investor would receive the same type of consideration.

The Notes pursuant to which Investors will receive the payment for the repurchased Interests, or the Initial Payment and Contingent Payment, as applicable (together, the “Payments”) will be held by U.S. Bank for the benefit of Investors tendering Interests in the Fund.

It is expected that cash payments for Interests acquired pursuant to the Offer, which will not exceed $1,130,000 (unless the Fund elects to repurchase a greater amount), will be derived from: (a) cash on hand; (b) withdrawal of capital from the Master Fund; and/or (c) the proceeds from the sale of securities and portfolio assets held by the Fund as described below.  The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above.  None of the Fund, the Board of Directors, or the Adviser have determined at this time to borrow funds to repurchase Interests tendered in connection with the Offer.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the repurchase price, subject to compliance with applicable law, through borrowings.  If the Fund finances any portion of the repurchase price in that manner, it will deposit assets in a special custody account with its custodian, U.S. Bank, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Investors, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7.           Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of such extension.  In the event that the Fund so elects to extend the tender period, for the purpose of determining the repurchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the last Business Day of the month immediately following the month in which the offer expires or such other date as determined by the Fund (which shall also be referred to herein as the “Valuation Date”).  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to repurchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests for repurchase.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to repurchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or any state that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Investors if Interests tendered pursuant to the Offer were repurchased; or (c) the Board of Directors determines that it is not in the best interest of the Fund to repurchase Interests pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.           Certain Information About the Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  It is organized as a Delaware limited liability company.  The principal office of the Fund is located at One Winthrop Square, 4th Floor, Boston, MA 02110 and the telephone number is (617) 204-6400.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

The Fund, the Adviser and the Board of Directors do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each calendar month and from time to time in the discretion of the Fund) or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Directors, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors, to fill any existing vacancy on the Board of Directors or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

There have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, any Director, or any person controlling the Fund or the Adviser.

9.           Certain Federal Income Tax Consequences.  The following discussion is a general summary of the anticipated U.S. federal income tax consequences of the repurchase of Interests by the Fund from Investors pursuant to the Offer.  This discussion assumes that Investors hold their Interests as capital assets, as defined for U.S. federal income tax purposes, and that the Interests are not subject to mark-to-market treatment.  The appropriate tax treatment of a repurchase of Interests pursuant to the Offer is not entirely clear.  Investors should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor that has all of its Interest repurchased by the Fund pursuant to the Offer solely for cash, including the Initial Payment and any Contingent Payment under the Note if paid in cash (and disregarding the Note itself), should recognize capital gain or loss on the repurchase, subject to certain rules described below, equal to the difference between the cash proceeds received by such Investor and the Investor’s adjusted tax basis in its Interest.  Gain, if any, should be recognized by such an Investor only as and after the cash proceeds received by the Investor exceed the Investor’s adjusted tax basis.   A loss, if any, should be recognized by such an Investor only after the Investor receives all payments under the Note.

If less than all of an Investor’s Interest is repurchased by the Fund pursuant to the Offer solely for cash, the Investor should recognize gain only if and when the cash proceeds received by the Investor (including the Initial Payment and any Contingent Payment under the Note if paid in cash) exceed the Investor’s adjusted tax basis.  Such an Investor generally should not recognize a loss on such a repurchase.

Capital gain or loss recognized on a repurchase pursuant to the Offer should be long-term or short-term depending upon the Investor’s holding period in its Interest at the time the gain or loss is recognized.  An Investor will generally recognize long-term gain or loss if its holding period in its Interest is longer than one year and short-term gain or loss if its holding period is one year or less.  For noncorporate taxpayers, long-term capital gains are subject to tax at rates of up to 20%.  An Investor may have a divided holding period for its Interest if the Investor made contributions to the Fund at different times.  An Investor may recognize ordinary income or loss on a repurchase pursuant to the Offer to the extent the Investor’s allocable share of the Fund’s “unrealized receivables” and “inventory items” differs from the Investor’s share of the Fund’s basis in those “unrealized receivables” and “inventory items,” as determined under applicable Treasury Regulations.

If an Investor recognizes a loss in an amount greater than $250,000 upon a repurchase, the Fund will be required to reduce the tax basis of the Fund’s property by the amount of the loss recognized by the Investor.  If an Investor recognizes a significant loss upon a repurchase, the repurchase could constitute a “reportable transaction” for the Investor.

The Advisor may specially allocate items of capital gain or loss to an Investor tendering all or a portion of its Interest for repurchase.  Such an allocation may cause the Investor to recognize additional capital gains, including short-term capital gains, in the Investor’s taxable year in the Fund in which the repurchase occurs.  Such an allocation may also reduce the amount of gain, including long-term capital gain, or increase the amount of loss, including long-term capital loss, that, absent the special allocation, would otherwise be recognized on the repurchase or upon a subsequent liquidation, repurchase, sale or exchange of the Interest.

Instead of applying the tax treatment described above, it is possible that the Internal Revenue Service might treat the Notes as property (other than cash) distributed to Investors.  If a Note were treated as property distributed to an Investor, U.S. federal income tax consequences different from those described above could result.  Those consequences might include recharacterization of a portion of amounts received under the Note for U.S. federal income tax purposes as imputed interest paid by the Fund to an Investor on the Note.

A distribution of marketable securities by the Fund pursuant to a repurchase, whether in complete or partial liquidation of an Investor’s Interest, generally will not result in the recognition of taxable income or loss to the Investor (except to the extent such distribution is treated as made in exchange for such Investor’s share of the Fund’s “unrealized receivables” and “inventory items”), provided that the Fund is an “investment partnership” and the recipient is an “eligible partner,” both as defined in Section 731(c) of the Internal Revenue Code.  The Note should not constitute a marketable security for these purposes.  While there can be no assurance, the Fund anticipates that it will qualify as an “investment partnership.”  Thus, if the Fund distributes marketable securities pursuant to a repurchase to an Investor qualifying as an “eligible partner,” which term should include an Investor whose contributions to the Fund consisted solely of cash, the non-recognition rule described herein should apply.  If the Fund qualifies as an investment partnership and the Investor as an eligible partner and the Investor receives marketable securities pursuant to a repurchase of less than all of the Investor’s Interest, such Investor generally will have a tax basis in such securities that is the same as the Fund’s adjusted tax basis in such securities, provided that such basis cannot exceed the Investor’s adjusted tax basis in its Interest reduced by any cash received by the Investor pursuant to the repurchase.  If the Fund and the Investor so qualify and the Investor receives marketable securities pursuant to a repurchase of the Investor’s entire Interest, the Investor will have a tax basis in such securities that is equal to the Investor’s adjusted tax basis in its Interest reduced by any cash distributed to the Investor in the repurchase.  The holding period of marketable securities received pursuant to a repurchase will include the holding period of the Fund in such securities.  If the Fund distributes marketable securities and the Fund is not an “investment partnership” or the Investor receiving the distribution is not an “eligible partner,” the Investor will generally be treated as receiving a distribution of cash in an amount equal to the fair market value of the marketable securities on the date of the distribution, and any such deemed cash distribution would be subject to the rules set out above.

10.           Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting the Adviser at the address and telephone number set forth on page 2 or from the Securities and Exchange Commission’s internet web site, http://www.sec.gov.  For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

ANNEX A

Financial Statements

The following financial statements were previously filed with the Securities and Exchange Commission and mailed to Investors:

Unaudited financial statements for the period ended September 30, 2013; and

Audited financial statements for the period ended March 31, 2014.

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding

Interests

in

SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

Tendered Pursuant to the Offer

Dated June 17, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON JULY 16, 2014, UNLESS THE OFFER IS EXTENDED.

Complete this Letter of Transmittal and Return by Mail or Email to:

Submission By Mail:
U.S. Bancorp Fund Services, LLC
Attention: Investor Services
MK-WI-J1S
777 E. Wisconsin Avenue
Milwaukee, WI  53202

Submission By Email:
Email: InvestorServices@usbank.com

For Additional Information:
Phone:  (877) 653-1415

Ladies and Gentlemen:

The undersigned hereby tenders to SCS Hedged Opportunities (TE) Fund, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the limited liability company interest in the Fund (hereinafter the “Interest” or “Interests” as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to repurchase, dated June 17, 2014, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the “Offer”).  The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by Fund, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to repurchase any of the Interests in the Fund or portions thereof tendered hereby.

A promissory note for the repurchase price will be held by U.S. Bancorp Fund Services, LLC (“U.S. Bank”).  The payment or, as applicable, initial payment of the repurchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer to the undersigned’s account as indicated to the Fund, as described in Section 6 of the Offer.

The promissory note will also reflect the contingent payment (the “Contingent Payment”) portion of the repurchase price, if any, as described in Section 6 of the Offer.  Any Contingent Payment of cash due pursuant to the Note will also be wired to the undersigned’s account as indicated to the Fund.  The undersigned recognizes that the amount of the repurchase price for Interests will be based on the unaudited net asset value of the Fund, determined as of September 30, 2014, subject to an extension of the Offer as described in Section 7.  The Contingent Payment portion of the repurchase price, if any, will be determined upon completion of the audit of the Fund’s financial statements which is anticipated to be completed not later than 60 days after March 31, 2014, the Fund’s fiscal year end, and will be paid within thirty (30) calendar days thereafter.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 5 of the Offer, this tender is irrevocable.

PLEASE MAIL OR EMAIL TO:

U.S. Bancorp Fund Services, LLC
Attention: Investor Services
MK-WI-J1S
777 E. Wisconsin Avenue
Milwaukee, WI  53202

Email: InvestorServices@usbank.com

Part 1.   Investor Details:

Name of Investor:
Bank:
Account Number:
Social Security # or
Taxpayer Identification # :
Telephone Number:	( )
Email Address for Confirmation of Receipt:

Part 2.   Amount of Limited Liability Company Interest in the Fund being Tendered:

[ ]	I would like to tender my entire limited liability company interest in the Fund.

[ ]
I would like to tender $_______________ of my limited liability company interest in the Fund. (Please note, a minimum interest with a value of $25,000 must be maintained in the Fund (the “Required Minimum Balance”).)*,

*The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned’s capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be repurchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3.   Payment.

[ ]	Payment by Wire:
Bank Name:
Bank Address:
Bank ABA #:
Account Name:
Account Number:
For Further Credit Account #:
For Further Credit Acct. Name:

Promissory Note

The promissory note reflecting both the initial and contingent payment portion of the repurchase price, if applicable, will be held by U.S. Bank for the benefit of the undersigned.  The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the Note will also be wired to the undersigned’s account as indicated to the Fund.

Part 4. Signature(s).
For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________________________	______________________________________________________
Signature	Print Name of Investor

____________________________________________________	______________________________________________________
Print Name of Investor	Signature

____________________________________________________	______________________________________________________
Joint Tenant Signature if necessary	Print Name of Signatory and Title

____________________________________________________	______________________________________________________
Print Name of Joint Tenant	Co-signatory if necessary
Date: _______________________________________________	______________________________________________________
Print Name and Title of Co-signatory

Exhibit D

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

SCS HEDGED OPPORTUNITIES (TE) FUND, LLC

Tendered Pursuant to the Offer

Dated June 17, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON JULY 16, 2014, UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal and Return by Mail or Email to:

Submission By Mail:
U.S. Bancorp Fund Services, LLC
Attention: Investor Services
MK-WI-J1S
777 E. Wisconsin Avenue
Milwaukee, WI  53202

Submission By Email:
Email: InvestorServices@usbank.com

For Additional Information:
Phone:  (877) 653-1415

D-1

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its limited liability company interest in SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”), or the tender of a portion of such interests, for repurchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

Such tender was in the amount of:

[ ]	Entire limited liability company interest.

[ ] $	of limited liability company interest.

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be repurchased by the Fund upon expiration of the tender offer described above.

Signature(s).
For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________________________	__________________________________________________
Signature	Print Name of Investor

____________________________________________________	__________________________________________________
Print Name of Investor	Signature

____________________________________________________	__________________________________________________
Joint Tenant Signature if necessary	Print Name of Signatory and Title

____________________________________________________	__________________________________________________
Print Name of Joint Tenant	Co-signatory if necessary
Date: _______________________________________________	__________________________________________________
Print Name and Title of Co-signatory

D-2

EXHIBIT E

Forms of letters from the Fund

to Investors in connection with acceptance of offers of tender

[THIS LETTER IS SENT IF THE INVESTOR TENDERED 90% OR MORE OF ITS INTEREST IN THE FUND.]

[___________]

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Investor:

SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”) has received and accepted for repurchase your tender of your limited liability company interest in the Fund (“Interest” or “Interests” as the context requires).

Because you have tendered and the Fund has agreed to repurchase 90% or more of your investment within a fiscal year, you will be issued a non-interest bearing, non-transferable note (the “Note”) entitling you to receive an initial payment of 90% of the repurchase price based on the highest unaudited net asset value of your Interest during such fiscal year, determined in accordance with the terms of the tender offer.  A cash payment in this amount will be wired to your bank account on [____________], unless the valuation date of the Interests has changed or the Fund has requested a withdrawal of its capital from SCS Hedged Opportunities Master Fund, LLC, in which it has invested all of its assets, and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.  The Note will be held for you by U.S. Bancorp Fund Services, LLC.

The terms of the Note provide that a contingent payment representing the balance of the repurchase price, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit and is subject to fiscal year-end audit adjustment.  This amount, will be paid within thirty (30) calendar days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund’s Board of Directors may determine, according to the terms of the tender offer and will also be wired to your bank account.  We expect the audit to be completed by the end of May 2015.

Should you have any questions, please feel free to contact Erin Lonergan at the Fund’s adviser, SCS Capital Management, LLC at (617) 204-6429.

Sincerely,

/s/ SCS Hedged Opportunities (TE) Fund, LLC

[THIS LETTER IS BEING SENT IF THE INVESTOR TENDERED A PORTION OF ITS INTEREST IN THE FUND.]

[______________]

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Investor:

SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”) has received and accepted for repurchase your tender of a portion of your limited liability company interest in the Fund (“Interest” or “Interests” as the context requires).

Because you have tendered and the Fund has agreed to repurchase a portion of your investment, you will be issued a non-interest bearing, non-transferable note (the “Note”) entitling you to receive an initial payment of 100% of the repurchase price based on the unaudited net asset value of the Fund, determined as of [_____________], in accordance with the terms of the tender offer.  A cash payment in this amount will be wired to your bank account on [_____________], unless the valuation date of the Interests has changed or the Fund has requested a withdrawal of its capital from SCS Hedged Opportunities Master Fund, LLC, in which it has invested all of its assets, and has not yet received the proceeds of that withdrawal, in accordance with the terms of the tender offer.  The Note will be held for you by U.S. Bancorp Fund Services, LLC.

You will remain a member of the Fund with respect to the portion of your Interest in the Fund that you did not tender.

Should you have any questions, please feel free to contact Erin Lonergan at the Fund’s adviser, SCS Capital Management, LLC at (617) 204-6429.

Sincerely,

/s/ SCS Hedged Opportunities (TE) Fund, LLC

[THIS LETTER IS BEING SENT TO THE INVESTOR WITH THE INITIAL PAYMENT FOR ALL OF ITS INTEREST WHICH WAS REPURCHASED BY THE FUND.]

[___________]

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Investor:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your interest in SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”).

Because you have tendered and the Fund has repurchased 90% or more of your investment during a fiscal year you have previously been paid a note entitling you to receive 90% of the repurchase price based on the highest unaudited net asset value of your investment during such fiscal year, determined as of [_____________], in accordance with the terms of the tender offer.  A cash payment in this amount has been wired to your bank account.

The balance of the repurchase price, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit and is subject to year-end audit adjustment.  This amount will be paid no later than thirty (30) calendar days after the conclusion of the Fund’s fiscal year-end audit, or on such earlier date as the Fund’s Board of Directors may determine, according to the terms of the tender offer.  We expect the audit to be completed by the end of May 2015.

Should you have any questions, please feel free to contact Erin Lonergan at the Fund’s adviser, SCS Capital Management, LLC at (617) 204-6429.

Sincerely,

/s/ SCS Hedged Opportunities (TE) Fund, LLC

[THIS LETTER IS SENT TO THE INVESTOR WITH THE INITIAL PAYMENT FOR THE PORTION OF ITS INTEREST WHICH WAS REPURCHASED BY THE FUND.]

[___________]

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Investor:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your interest in SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”).

Because you have tendered and the Fund has repurchased a portion of your interest, you have been paid 100% of the repurchase price based on the estimated unaudited net asset value of the Fund, determined as of [_____________], in accordance with the terms of the tender offer.  A cash payment in this amount has been wired to your bank account.

Should you have any questions, please feel free to contact Erin Lonergan at the Fund’s adviser, SCS Capital Management, LLC at (617) 204-6429.

Sincerely,

/s/ SCS Hedged Opportunities (TE) Fund, LLC

[THIS LETTER IS SENT TO THE INVESTOR WITH THE CONTINGENT PAYMENT FOR THE INTEREST REPURCHASED BY THE FUND.]

 [____________]

Name
Address
Address
City,state,zip

Re:  Account Name

Dear Investor:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our repurchase of your interest in SCS Hedged Opportunities (TE) Fund, LLC (the “Fund”).

Pursuant to the terms of the tender offer, the contingent payment has been wired to your bank account per your instructions.

Should you have any questions, please feel free to contact Erin Lonergan at the Fund’s adviser, SCS Capital Management, LLC at (617) 204-6429.

Sincerely,

/s/ SCS Hedged Opportunities (TE) Fund, LLC